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                                                                    EXHIBIT 99.1





      OLICOM REPORTS REVENUE AND EARNINGS FOR SECOND QUARTER 1998

Copenhagen, Denmark and Dallas, Texas, July 15, 1998 - Olicom A/S (Nasdaq:
OLCMF), a leading global supplier of high performance data networking solutions, today reported financial results for the second quarter ended June 30, 1998.

Net sales for the second quarter of 1998 were $70.4 million, up 32 percent from $53.3 million in net sales reported in the second quarter of 1997. Net income for the second quarter of 1998 was $5.0 million. This compares with pro-forma net income of $5.1 and actual net loss of $35.5 million a year ago. Earnings per share were $0.27 on 18.8 million shares outstanding. This compares with pro-forma earnings per share of $0.33 on 15.5 million shares outstanding and actual loss per share of $2.34 on 15.2 million shares outstanding reported in the second quarter of 1997. The second quarter 1997 income statement includes a non-recurring expense of $40.9 million in relation to the acquisition of the former CrossComm. The number of shares outstanding at the end of the second quarter of 1998 reflects the additional shares issued in connection with the acquisition.

Gross margin in the second quarter of 1998 was 47.4 percent, compared with 48.0 percent reported for the second quarter of 1997. This decrease was primarily due to increased pricing pressure, particularly in the adapter market.

 "Although we are pleased with our strong sales performance in the United States, our overall performance was negatively affected by weaker than expected sales internationally, " said Lars Stig Nielsen, president and chief executive officer of Olicom. "In the second quarter, we initiated a comprehensive program to further strengthen Olicom's competitiveness. The company has established an aggressive schedule to further simplify internal processes, and improve operational efficiencies while maintaining focus on customer satisfaction. "

During the second quarter, Olicom reinforced its leadership position in Token-Ring upgrade solutions with the announcement of High-Speed Token-Ring (100 Mbps Token-Ring) products, a significant step in protecting customer investments in Token-Ring technology. Olicom expects to begin shipping High-Speed Token-Ring products in the third quarter of 1998.

Olicom also announced a new high-capacity 32-port ATM backbone switch, the CrossFire(TM) 9200, which has been specifically designed for deploying high-speed, fault tolerant backbones in large mission-critical enterprise networks. Olicom also reinforced its commitment to leading the industry in `high-availability networking' with a major upgrade to the company's ClearSession(TM) fault tolerance technology, the most complete solution available today for protecting against network outages from one end of the network to the other.

                                    - More -

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ABOUT OLICOM

Olicom, a leading global supplier of high-performance networking solutions, designs, develops, manufactures, and markets its products for large, geographically dispersed enterprises. Olicom specializes in providing end-to-end connectivity solutions, advanced technical support services and ClearStep(TM) evolution strategies for networks in transition. The company's products are distributed worldwide by a network of strategic partners and resellers. Additional information about Olicom is available at Olicom's web site: http://www.olicom.com. Olicom is a registered trademark.


Except for historical information contained herein, the matters discussed in this news release contains forward-looking statements involving risks and uncertainties that may cause actual results to differ materially. Among the factors that could cause results to differ are uncertain market conditions, overall demand levels for networking solution products, the timely development of new products and intense competition in the networking industry. Further information may be found in Olicom's periodic filings with the U. S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the company's business that could cause actual results to materially differ from those contained in the forward-looking statements.

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                 STATEMENTS OF INCOME AND BALANCE SHEETS FOLLOW.